22 September 2006

MEDIA RELEASE

Telecom sells its 90% shareholding in Telecom Samoa Cellular Limited to Digicel (Samoa) Limited

Telecom today confirmed the sale of its 90% shareholding in Telecom Samoa Cellular Limited to Digicel (Samoa) Limited (a subsidiary of the Digicel Group).

The Government of Samoa retains its 10% stake.

Telecom Samoa Cellular Limited operates a TDMA mobile network with 33,000 customers and is currently upgrading to a new GSM network due to be launched later this year.

Telecom General Manager International Anthony Briscoe said Telecom welcomed the sale following an offer from Digicel (Samoa) Limited.

“Telecom has had an interest in Telecom Samoa Cellular Limited since we established the company in a joint venture with the Government of Samoa in 1996. We worked together to build the network and began offering service from July 1997,” Mr Briscoe said.

“Since that time the demand for telecommunications services in Samoa has grown significantly with an increasing number of carriers entering the market.”

“The Digicel Group is a successful cellular services carrier throughout the Caribbean and is now growing its presence in the Pacific region.”

“We are pleased with the agreement we have reached with Digicel (Samoa) Limited and are pleased it intends to continue to grow and expand the range of services available to cellular customers in Samoa,” Mr Briscoe said.

ENDS

For more information, please contact:

Sarah Berry
Media Relations Executive
Telecom
04 498 9481
027 470 7900
sarah.berry@telecom.co.nz

About the Telecom Group

The Telecom Group is New Zealand’s largest company and principal telecommunications and ICT services provider. Telecom provides fixed-line phone, mobile and Internet data services and owns AAPT, Australia’s third largest telecom carrier. Telecom offers Internet access and email access via its ISP Xtra and offers wireless networks; print directories; and corporate voice, ICT and data solutions. Telecom’s goal is to be the best performing, customer focused online and communications company in Australasia.

About Digicel Pacific Ltd

Digicel Pacific is committed to delivering world-class mobile telecommunications services to the South Pacific that will transform the region by placing it at the cutting edge of wireless technology, while challenging competitors in a manner that drives positive business development. The fast growing multinational mobile telecommunications company has a reputation for competitive rates, unbeatable coverage and superior customer care, a wide variety of products and services and state-of-the-art handsets. Digicel Caribbean, the sister company to Digicel Pacific Ltd, launched in 2001 and is now the largest GSM provider in the Pan Caribbean region. By offering innovative wireless services and community support, Digicel has become a leading brand in the Caribbean and has placed the region at the cutting edge of wireless communications. Associated benefits of Digicel’s presence in the market include job creation, investments in the economy and community support.